United States securities and exchange commission logo





                                October 28, 2020

       Michael Mojaver
       Chief Executive Officer
       Epilog Imaging Systems, Inc.
       75 E. Santa Clara Street, Ste. 600
       San Jose, CA 95003

                                                        Re: Epilog Imaging
Systems, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 1,
2020
                                                            File No. 024-11331

       Dear Mr. Mojaver:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. You disclose that this offering will be for up to 3,448,276 shares of common stock on both the offering circular
cover page and in response to Part I, Item 4 of Form 1-A. Elsewhere, you disclose that the
offering will be for up to 3,571,429 shares of common stock. Please revise to reconcile
these discrepancies.
   2. You disclose on page 17 that the company is offering bonus shares. Please revise your cover page and
elsewhere to disclose the maximum number of bonus shares that may be issued to investors.
Include the bonus shares in the total number of shares being offered, such as in the table on
the cover page of the offering circular as well as in Part I, Item 4 of
                                                        Form 1-A. In addition,
include the bonus shares and the cash commissions investors will pay to StartEngine
Primary, LLC in the aggregate offering price attributable to securities being offered on behalf
of the issuer in Part I, Item 4 of Form 1-A. Further, confirm that
 Michael Mojaver
Epilog Imaging Systems, Inc.
October 28, 2020
Page 2
         the cash commissions will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule
         251(d)(2)(i)(C).
3. Disclosure here appears to indicate the minimum offering size, inclusive of investor fees, will be $51,750. Please add disclosure clarifying whether you will be unable to conduct your first closing until you reach this minimum amount and whether you will return investor funds held in escrow if you do not reach this minimum amount. Disclose the date by which you must receive the minimum offering amount.
4. Disclosure in the footnote to the table on the cover page and disclosures on pages 15 and
         16 suggest that this offering will have a selling stockholder component while disclosure on page 17 states that no securities are being sold for the account of security holders. If there is not a selling stockholder component to this offering, please remove the disclosures that suggest there is such a component.
Risk Factors, page 6

5. You disclose under "Subscription Procedures" on page 6 that investors may purchase shares by credit card and you estimate approximately 70% of the gross proceeds raised in this offering will be paid via credit card. Please consider including risk factor disclosure
         regarding investing with a credit card. Please refer to SEC   s
Investor Alert dated
         February 14, 2018 entitled: Credit Cards and Investments     A Risky
Combination.
Dilution, page 12

6. Please update the dilution table to reflect the information as of June 30, 2020 or the most recent balance sheet date included in the filing.
Plan of Distribution and Selling Securityholders
Commissions and Discounts, page 15

7.     The "Per Share" and "Total" "StartEngine Processing Fee" and "Proceeds,
before
       expenses" amounts appear to be inconsistent with your agreement with StartEngine and the disclosure on your cover page. In this regard, it appears StartEngine will charge investors an "investor fee" equal to 3.5% of their investment amount and up to $700 and that you will also pay StartEngine a commission equal to 3.5% of the total dollar amount received from investors and any amount of the 3.5% investor fee that is in excess of
FirstName LastNameMichael Mojaver
       $700. Additionally, it appears that the "investor fee" will effectively increase the $1.40
Comapany    NameEpilog
       public             Imaging
              offering price.      Systems,
                              Please        Inc.these apparent discrepancies by
revising your
                                     reconcile
Octoberdisclosure.
         28, 2020 Page 2
FirstName LastName
 Michael Mojaver
FirstName LastNameMichael
Epilog Imaging Systems, Inc. Mojaver
Comapany
October 28,NameEpilog
            2020      Imaging Systems, Inc.
October
Page 3 28, 2020 Page 3
FirstName LastName
Perks, page 17

8. You disclose that first week investors will receive 10% bonus shares, second week investors will receive 5% bonus shares and $5,000+ investors will receive an "extra 10%
         bonus shares." Please revise this disclosure to clarify when the first and second weeks begin and whether an investor is able to receive both "Early Bird" and "Volume Perks."
         Also, include disclosure clarifying whether fractional shares will be issued, what effect the issuance of bonus shares will have on the effective price per share an investor pays
         (including an explanation of how the bonus shares will impact the "investor fees" the investor pays StartEngine), whether investors will pay the investor fee to StartEngine
         Primary on any bonus shares they receive and what effect the issuance of bonus shares will have on the proceeds your receive.
Proxy, page 18

9. Disclosure states that the subscription agreement will grant an irrevocable proxy to the company's CEO to vote all securities held of record by the investor. Please revise your cover page to highlight that investors in this offering will grant an irrevocable voting proxy to your CEO that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur. Also, revise to further describe the proxy in your summary and securities being offered sections and include a risk factor discussing material risks to investors relating to the proxy.
The Company's Business, page 20

10. Please revise to clarify whether your Sherpa and Luma products are commercially available and whether you have generated revenues from sales of these products. To the extent these products are still under development, please revise to clarify the developmental status of these products and when you expect that they will be commercially available.
Regulation, page 29

11. You state that your Sherpa product is a self-driving add-on for your car that enables hands-free driving. Please revise this section to describe material federal and state regulations that may apply to this product, including a summary of any necessary licenses or approvals.
Recent Offerings of Securities and Outstanding Debt, page 33

12. You disclose that you began an offering to raise up to $1.07 million through the issuance of common stock on StartEngine pursuant to Rule 506(c) of Regulation
D. Please revise
         to disclose the number of shares sold and the proceeds received in this offering and to clarify whether the offering is ongoing.
 Michael Mojaver
FirstName LastNameMichael
Epilog Imaging Systems, Inc. Mojaver
Comapany
October 28,NameEpilog
            2020      Imaging Systems, Inc.
October
Page 4 28, 2020 Page 4
FirstName LastName
Financial Statements for the Six Months Ended June 30, 2020, page F-1

13. We noted several errors in your interim financial statements and footnote disclosures.
          While not a comprehensive list, the following are some of the noted errors that should be addressed in your next amendment:

                The interim financial statements should be labeled as unaudited, where appropriate;
                The number of shares of common stock outstanding included in your interim balance sheets do not agree to your interim statement of changes in shareholder's deficit;
                The column headers for the interim period statement of operations are not properly labeled;
                Revise to include the statement of changes in shareholder's deficit for the interim period ended June 30, 2019. Refer to Rule 8-03(a)(5) of Regulation S-X;
                You refer to an accumulated deficit of $866,678 as of December 31, 2019 on page F-
              6; however, such amount appears to represent the accumulated deficit at June 30,
              2020;
                The header in the table on page F-10 to your interim financial statements refers to
              December 31, 2020. A similar mistake was made on page F-11 to your annual financial statements;
                The header in Note 2 to your interim financial statements incorrectly refers to June
              30, 2019;
                The header in Note 3 to your interim financial statements incorrectly refers to the annual report periods;
                Throughout your interim footnotes you refer to the annual periods ended December
              31, 2018 and 2019 rather than the interim periods; and
                Your interim period subsequent events footnote references events that occurred prior to June 30, 2020.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Michael Mojaver
Epilog Imaging Systems, Inc.
October 28, 2020
Page 5

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Mojaver
                                                         Division of
Corporation Finance
Comapany NameEpilog Imaging Systems, Inc.
                                                         Office of Technology
October 28, 2020 Page 5
cc:       Andrew Stephenson, Esq.
FirstName LastName